InterMetro communications, Inc.
2685 Park Center Drive, Building A
Simi Valley, California 93065

December 4, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549-3561
Attention of Larry Spirgel, Assistant Director

Re:          InterMetro Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on April 15, 2009

Form 10-Q for the quarter ended June 30, 2009
Filed on August 19, 2009
File No. 000-51384

Ladies and Gentlemen:

On behalf of InterMetro Communications, Inc. (the “Company”), we set forth below are the Company’s responses to the comments given by letter (the  “Comment Letter”) by the Securities and Exchange Commission (the “Commission”) dated November 6, 2009 from Larry Spirgel, Assistant Director.  The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

General

1.
We note your introductory reference to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Since your company’s stock is considered a “penny stock,” the safe harbor is not available.  Please remove the reference

Response:  In regards to our reference to the safe harbor for forward-looking statements, InterMetro will remove this reference in all future filings when our stock is considered “penny stock” per your recommendation.

Item 6.                      Management’s Discussion and Analysis of Results and Operations and Financial Condition, page 21

Results of Operations, page 25

2.
We note your disclosure regarding the effect of new customers, revenues from existing customers and loss of customers on your revenues.  Please revise to quantify these metrics for each period presented.

Response:  In regards to the effect of new customers, existing customers and loss of customers on revenues, InterMetro will quantify these metrics in detail for all periods presented in all future filings per your recommendation.

Liquidity and Capital Resources, page 26

3.
You state that you will need additional cash from outside financing sources to continue your current operations and achieve your growth strategies, as you do not anticipate that you will have sufficient cash flow to fund your operations through the end of fiscal 2009.  Considering that you incurred net losses of $9.4 million and reported negative cash flow from operations of $3.9 million in 2008, you are not in compliance with certain debt covenants, you are in default under your secured notes, you are in dispute with some of your critical vendors and you are involved in several other disputes and lawsuits as described in note 12, it is not clear how management intends to navigate these challenges.  Therefore, expand your disclosure in the liquidity and capital resource section to describe in detail your cash requirements during the next twelve months and describe management’s viable plan for overcoming these financial difficulties.  Update this disclosure in each subsequent Form 10-Q.  Refer to Section 607.02 of the Financial Reporting Codification.

Response:  In regards to additional cash required to fund our operations, InterMetro will provide more detail in regards to management’s plan to navigate the challenges discussed in the disclosure found in the Liquidity and Capital Resources section of all future filings per your recommendation.

4.
We note from your financial statements and accompanying notes that all the companies’ debt obligations are in default and could require immediate repayment.  Please revise your disclosure of these obligations to discuss the particular reasons for each default.

Response: Per your recommendation, InterMetro will disclose in more detail the reasons for any default that may be in existence on any of our debt obligations at the time of any future filings. Please note that certain of the default conditions have been resolved through updated agreements with certain lenders.

5.	Discuss the likelihood that negotiations with your lender under the revolving credit agreement will extend further credit in light of the fact that current borrowing are in default.

Response:  Per your recommendation, in all future filings InterMetro will discuss the likelihood of further credit extension from our lender under the revolving credit agreement.

Contractual Obligations, page 29

6.
We note your statement that you have no long-term obligations of more than three years.  Quantify the amount of debt that is currently in default and clarify whether such amounts are not considered long term obligations because it is subject to immediate repayment if demanded by the holders.

Response:  Per your recommendation, InterMetro will clarify the disclosure regarding long-term obligations in all future filings.

Exhibits 31.1 and 31.2

7.
Please note that management’s certifications must be provided in the exact form required by 601(b)(31) of Regulation S-K.  We note that you have omitted subpart (b) of the fourth paragraph of the certification.  Please refile the certification in their exact form.

Response:  InterMetro will file with the Commission Amendment  No. 1 to the Company’s Form 10-K, as initially filed with the Commission on April 15, 2009, by no later than December 11, 2009, to include the amended Exhibits 31.1 and 31.2 to include subpart (b) of the fourth paragraph of the certification per 610 (b)(31) of Regulation S-K.

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Please call the undersigned at (805) 433-8000 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

David Olert
InterMetro Communications, Inc.
2685 Park Center Drive, Bldg. A
Simi Valley, CA 93065

Very truly yours,

/s/   David Olert
                                                                                                      David Olert

cc:	Securities and Exchange Commission (Larry Spirgel, Assistant Director)